NHI

Q1 2017 SUPPLEMENTAL



TABLE OF CONTENTS

2 Overview

3 Summary Information

4 Performance

5 Investments

7 Financial

8 Capital Structure

9 Industry Partners

11 Leadership

12 Balance Sheets

13 Statements of Income

14 FFO, AFFO & FAD

15 Portfolio Summary

16 Portfolio Information

17 Reconciliations

18 Definitions

Forward looking statements and risk factors:

This Supplemental Information and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements made, or to be made, by our senior management contain certain "forward-looking" statements as that term is defined by the Private Securities Litigation Reform Act of 1995. All statements regarding our expected future financial position, results of operations, cash flows, funds from operations, continued performance improvements, ability to service and refinance our debt obligations, ability to finance growth opportunities, and similar statements including, without limitations, those containing words such as "may," "will," "believes," anticipates," "expects," "intends," "estimates," "plans," and other similar expressions are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from those projected or contemplated in the forward-looking. Such risks and uncertainties include, among other things, the risks which are described under the heading "Risk Factors" in Item 1A in our Form 10-K for the year ended December 31, 2016. In this Supplemental Information, we refer to non-GAAP financial measures. These non-GAAP measures are not prepared in accordance with generally accepted accounting principles. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is included in this presentation. Throughout this presentation, certain abbreviations and acronyms are used to simplify the format. A list of definitions is provided at the end of this presentation to clarify the meaning of any reference that may be ambiguous. Unless otherwise noted, all amounts are unaudited and are as of or for the quarter ended March 31, 2017.

COVER: Bickford of St. Charles, Operated by Bickford Senior Living in St. Charles, IL

OVERVIEW

NATIONAL HEALTH INVESTORS, INC. (NYSE: NHI), is a real estate investment trust specializing in sale-leaseback, joint-venture, mortgage and mezzanine financing of need-driven and discretionary senior housing and medical investments. NHI's portfolio consists of independent, assisted and memory care communities, entrance-fee retirement communities, skilled nursing facilities, medical office buildings and specialty hospitals.

HIGHLIGHTS

- Diversified portfolio of exceptional healthcare properties
- Conservatively managed balance sheet
- Industry leading FFO growth
- Strong growing dividend with low payout ratio



PARTNERS[1]

- East Lake, 4%
- Small, 2%
- NHC, 16%
- Holiday, 15%
- Ensign, 8%
- Brookdale, 2%
- Quorum, 1%
- SLC, 17%
- Bickford, 14%
- Other, 13%
- HSM, 3%
- SLM, 3%
- LCS, 2%

Regional 39%   Small 2%
Public 42%   National Private Chain 17%



ASSETS[1]

- REIT Dividends & Other, 2%
- Senior Living Campus, 6%
- Assisted Living, 24%
- Skilled, 29%
- Hospital & MOB, 3%
- Independent Living, 16%
- Entrance-Fee, 20%

Sr. Hsng. Need-Driven 30%
Sr. Hsng. Discretionary 36%   Medical 32%

[1]Based on annualized cash revenue of $244,831,000 for contracts in place at March 31, 2017



AS OF MAR. 31, 2017

Senior Housing 138
Skilled Nursing 72
Hospital 3
Medical Office 2

215   Properties

34   Operating Partners

32   States

SUMMARY INFORMATION

(dollar and share amounts in thousands)

	Quarter Ended / As Of				
	Q1 2017	**Q4 2016**	**Q3 2016**	**Q2 2016**	**Q1 2016**
Balance Sheet Data[1]					
Gross cost of real estate assets	$ 2,597,324	$ 2,472,854	$ 2,393,676	$ 2,348,021	$ 2,113,873
Total assets	2,515,979	2,403,633	2,387,770	2,335,454	2,159,234
Total liabilities	1,228,695	1,194,043	1,180,780	1,156,811	1,019,545
Total non-controlling interests	—	—	—	9,072	9,117
Total stockholder's equity attributable to NHI	1,287,284	1,209,590	1,206,990	1,169,571	1,130,572
Operating Data					
Total revenue	$ 66,388	$ 65,027	$ 63,251	$ 61,204	$ 59,018
Rental revenue - GAAP	63,137	61,019	59,272	57,028	55,074
Straight-line rents	5,755	5,615	6,000	5,297	5,286
Rental revenue - Cash	57,382	55,404	53,272	51,731	49,788
Adjusted EBITDA	62,291	62,257	60,303 [4]	58,796	55,693
Interest expense	11,661	11,364	10,816	10,666	10,262
General & administrative expense	4,108	2,554	2,170	2,120	2,929
Funds from operations per diluted common share	1.50	1.43	1.21	1.45	1.16
Normalized FFO per diluted common share	1.25	1.27	1.23	1.22	1.16
Normalized AFFO per diluted common share	1.13	1.15	1.10	1.10	1.04
Regular dividends declared per common share	0.95	0.90	0.90	0.90	0.90
Capitalization[1]					
Common shares outstanding at end of each period	40,979	39,848	39,848	39,155	38,404
Market value of equity at end of each period	$ 2,976,305	$ 2,955,526	$ 3,127,271	$ 2,940,149	$ 2,554,634
Total debt	1,145,691	1,115,981	1,086,018	1,072,835	937,138
Net debt	1,140,006	1,111,149	1,081,821	1,068,959	908,330
Total market capitalization, including net debt	4,116,311	4,066,675	4,209,092	4,009,108	3,462,964
Ratios[1]					
Interest coverage ratio	5.3x	5.5x	5.6x	5.5x	5.4x
Fixed charge coverage ratio	5.7x	5.8x	5.8x	5.8x	5.7x
Net debt to adjusted EBITDA (annualized)[2]	4.5x	4.4x	4.4x	4.4x	4.1x
Dividend payout ratio for normalized FFO	76.0%	70.9%	73.2%	73.8%	77.6%
Dividend payout ratio for normalized AFFO	84.1%	78.3%	81.8%	81.8%	86.5%
Net debt as a percentage of market capitalization	27.7%	27.3%	25.7%	26.7%	26.2%
Secured debt as a percentage of net debt	10.9%	11.2%	11.5%	11.6%	13.7%
Portfolio Statistics					
Number of properties	215	205	206	202	190
RIDEA average occupancy	N/A [3]	N/A [3]	87.0%	88.7%	88.8%
RIDEA EBITDARM	N/A [3]	N/A [3]	7,121	7,857	7,397

[1]All periods presented reflect the adoption of ASU 2015-03 which described in Note 15 of our consolidated financial statements for the year ended December 31, 2016

[2]See Reconciliations on page 17 for further information regarding our calculation of Adjusted EBITDA on an annualized basis.

[3]As previously disclosed, on September 30, 2016 NHI entered into a definitive agreement to terminate the RIDEA joint venture with Bickford Senior Living

[4]Adjusted for deferred tax reversal

PERFORMANCE

Normalized FFO / Share (CAGR) — NHI vs Peer Avg



Peer Average Source: Wells Fargo Securities; based on mid-point of 2017 guidance and reported normalized FFO

Dividends — Regular Special Expected



10-Year Total Return

NHI
315%

MSCI US REIT Index
62%

S&P 500 TR Index
96%



Dividends / Share (CAGR) — NHI vs Peer Avg



Peer Average Source: Wells Fargo Securities; based on peer company projections and dividend history

General & Administrative Cost as % of Total Revenue



INVESTMENTS

WE INVEST IN RELATIONSHIPS, NOT JUST PROPERTIES

- Focused on growing with our 34 operating partners and select new customers
- Diversified investment plan emphasizing private pay senior housing properties
- Experienced operators with proven record of quality care and value creation

Investment History*





Legend:
- Existing Relationship
- New Relationship
- 10-Year Treasury
- WACY

*Average age of properties acquired since 2010 is **16.7 years**; total portfolio average age is **22.6 years**

($, in 000's)	Asset Type	Investment Type	Units	Location	Yield		Total		Funded		Remaining
Recent Investments											
Q1 2016											
Senior Living Communities	SHO	Construction Loan	186	SC	10.00%		14,000		(14,000)		—
Woodland Village	SHO	Lease	98	WA	7.25%		9,813		(9,813)		—
Q2 2016											
Ensign Group	SNF	Lease	931	TX	8.40%[1]		118,500		(118,500)		—
Bickford Senior Living	SHO	Lease	277	IA, IL, NE	7.25%		89,900		(87,500)		2,400
East Lake Management Group	SHO	Lease	477	CT	7.00%		66,300		(66,300)		—
Q3 2016											
Chancellor Health Care	SHO	Lease	134	OR	7.50%		36,650		(36,650)		—
Senior Living Management	SHO	Mortgage Notes	246	FL	8.25%		24,500		(24,500)		—
Bickford Senior Living	SHO	Construction Loan	60	IL	9.00%		14,000		(3,724)		10,276
Q4 2016											
Senior Living Communities	SHO	Lease	299	CT	6.77%		74,000		(74,000)		—
							$	447,663	$	(434,987)	$ 12,676
Q1 2017											
LaSalle Group	SHO	Lease	223	IL, TX	7.00%		61,865		(61,865)		—
Prestige Senior Living	SHO	Lease	102	OR	7.00%		26,200		(26,200)		—
Ravn Senior Solutions	SHO	Lease	86	NC	7.35%		16,100		(16,100)		—
Bickford Senior Living	SHO	Construction Loan	60	MI	9.00%		14,000		(1,905)		12,095
Ensign Group	SNF	Lease	126	TX	8.35%		15,096		(15,096)		—
							$	133,261	$	(121,166)	$ 12,095
Development Activity											
Life Care Services	EFC	Construction Loan	120	WA	8.00%	$	94,500	$	(94,500)	$	—
Life Care Services	EFC	Senior Note	220	WA	6.75%	$	60,000	$	(51,871)	$	8,129
Bickford Senior Living	SHO	Construction	300	IL, VA	9.00%	$	56,500	$	(53,676)	$	2,824
Senior Living Communities	SHO	Construction Loan	N/A	Various	8.40%	$	15,000	$	(3,261)	$	11,739
Various	SHO	Renovation & Construction	N/A	Various	Various	$	15,234	$	(6,916)	$	8,318

[1]Includes existing properties leased to Ensign. NHI basis in 15-property lease portfolio is $211 million with new annual lease payment of $17.75 million.

A DISCIPLINED APPROACH TO VALUE CREATION

- Low Leverage Balance Sheet
- Staggered Long-Term Debt Maturities
- Target 60/40 Equity/Debt Funding Mix

Normalized FFO (per diluted share) Dividend Payout



Adjusted EBITDA (millions, *annualized)



Normalized AFFO (per diluted share)



**Normalized FFO and Normalized AFFO are mid-point of guidance range

CAPITAL STRUCTURE



Unsecured, Variable, 16%

Secured, Fixed, 11%

DEBT[1]

Unsecured, Fixed, 73%

Fixed Charge Coverage



	2014	2015	2016	Q1 2017
	7.9x	6.1x	5.8x	5.7x

Revolver Liquidity



	Q2 2016	Q3 2016	Q4 2016	Q1 2017
Available	$359.0	$421.4	$392.0	$363.0

■ Balance   ┈ Available

Net Debt to Adjusted EBITDA (*annualized)



	2014	2015	2016	2017*
	4.2x	4.2x	4.4x	4.5x

($, in 000's)		Amount	Rate[2]	% of Total	Maturity
Secured Debt					
Fixed Rate					
HUD Mortgage Loans	$	45,645	4.04%	3.9%	19 years
Fannie Mae Mortgage Loans		78,084	3.79%	6.8%	8 years
Total Secured Debt		123,729			
Unsecured Debt					
Fixed Rate					
Term Loans		650,000	4.01%	56.0%	6 years
Convertible Senior Notes		200,000	3.25%	17.2%	4 years
Variable Rate					
Revolving Credit Facility		187,000	2.48%	16.1%	3 years
Total Unsecured Debt		1,037,000			
Subtotal		1,160,729	3.62%	100.0%	
Note Discounts		(5,889)			
Unamortized Loan Costs		(9,149)			
Total Debt	$	1,145,691			

[1] excludes impact of unamortized discounts and loan costs;
[2] weighted average

BEST-IN-CLASS OPERATORS

We partner with best-in-class operators of independent living, assisted living and memory care, skilled nursing, medical office building, and specialty hospital facilities.

Stabilized Lease Portfolio EBITDARM Coverage*   **Q4 '15 Q4 '16**



(#) indicates the number of properties; excludes development and lease-up properties that have been in operation for less than 24 months

* based on trailing twelve months; full portfolio coverage 1.80x; SNF includes NHC coverage of 3.87x & 3.64x for the T12 periods ending Q4 '15 & Q4 '16, respectively

** SHO includes coverage of 1.21x and 1.22x for Q4 '15 & Q4 '16, respectively, for need driven properties and 1.30x and 1.30x for Q4 '15 & Q4 '16, respectively, for discretionary properties

		Ownership	Market Focus	% of Revenue[1]
	Senior Living Communities owns and operates luxury retirement communities located in Connecticut, South Carolina, North Carolina, Florida, Georgia and Indiana.	Private	SHO	17%
NHC NATIONAL HEALTHCARE CORPORATION	Founded in 1971, National HealthCare Corporation (NYSE: NHC) is a publicly traded operator, specializing in skilled nursing centers along with assisted and independent living facilities. NHC oversees more than 9,000 skilled nursing beds across 10 states, with properties located in the Southeastern, Northeastern, and Midwestern parts of the United States.	Public	SNF/SHO	16%
HOLIDAY RETIREMENT	Holiday Retirement is one of the largest providers of independent living communities in the U.S. Founded in 1971 in Vancouver, Washington, they are a privately held company and currently operate more than 300 facilities.	Private National	SHO	15%
Bickford	Bickford Senior Living manages or operates over 50 independent living, assisted living, and memory care branches throughout the country. They are also an experienced developer, constructing over 150 communities.	Private	SHO	14%
ENSIGN GROUP	The Ensign Group (NASDAQ: ENSG), provides skilled nursing and assisted living services, physical, occupational and speech therapies, home health and hospice services, urgent care and other rehabilitative services.	Public	SNF	8%
East Lake	Based in Frisco, Texas, East Lake Capital Management operates independent living, assisted living and memory care communities.	Private	SHO	4%
	Health Services Management is a non-profit formed in 2000. The Company operates more than 20 skilled nursing and assisted living facilities located in Florida, Indiana, Tennessee, and Texas.	NFP	SNF	3%
SLM Senior Living Management CORPORATION	Senior Living Management Corporation is based in Coconut Creek, Florida and operates assisted living, memory care and skilled nursing facilities in Florida, Georgia and Louisiana.	Private	SHO	3%
 LCS	Based in Des Moines, Iowa, and established in 1971, Life Care Services operates and develops continuing care retirement communities, stand-alone assisted living, memory care, and rental communities nationwide.	Private National	SHO	2%
BROOKDALE —SENIOR LIVING SOLUTIONS—	Brookdale Senior Living (NYSE: BKD), the largest provider of assisted living and memory care in the United States, operates more than 700 senior housing communities.	Public	SHO	2%

[1]Based on annualized cash revenue of $244,831,000 for contracts in place at March 31, 2017

INVESTING IN RELATIONSHIPS



Eric Mendelsohn
President & CEO

Creating shareholder value through selective growth



Kristin S. Gaines
Chief Credit Officer



Roger R. Hopkins
Chief Accounting Officer



Kevin Pascoe
Chief Investment Officer



John Spaid
EVP, Finance



Colleen Sullivan
Director, Investor Relations



Jerry Taylor
Director, Business Development



Ron Reel
Controller

Analyst Coverage
Juan Sanabria | Bank of America Merrill Lynch, John Kim | BMO Capital Markets, John Roberts | J.J.B. Hilliard W.L. Lyons
Peter Martin | JMP Securities, Jordan Sadler | Key Banc Capital Markets, Rich Anderson | Mizuho Securities
Chad Vanacore | Stifel, Nicolaus & Company, Todd Stender | Wells Fargo, Joe France | Cantor Fitzgerald
Dana Hambly | Stephens Inc.

Investor Relations
National Health Investors, Inc. | 222 Robert Rose Drive | Murfreesboro, Tennessee 37129 | 615.890.9100
csullivan@nhireit.com | www.nhireit.com



BALANCE SHEETS

(in thousands, except per share amounts)

		March 31, 2017		December 31, 2016
Assets				
Real estate properties				
Land	$	182,923	$	172,003
Buildings and improvements		2,396,383		2,285,122
Construction in progress		18,018		15,729
		2,597,324		2,472,854
Less accumulated depreciation		(329,173)		(313,080)
Real estate properties, net		2,268,151		2,159,774
Mortgage and other notes receivable, net		150,098		133,493
Cash and cash equivalents		5,685		4,832
Straight-line rent receivable		77,024		72,518
Other assets		15,021		33,016
Total Assets	$	2,515,979	$	2,403,633
Liabilities and Stockholders' Equity				
Debt	$	1,145,691	$	1,115,981
Accounts payable and accrued expenses		21,599		20,874
Dividends payable		38,930		35,863
Lease deposit liabilities		22,475		21,325
Total Liabilities		1,228,695		1,194,043
Commitments and Contingencies				
National Health Investors Stockholders' Equity:				
Common stock, $.01 par value; 60,000,000 shares authorized;				
40,978,934 and 39,847,869 shares issued and outstanding, respectively		410		398
Capital in excess of par value		1,254,780		1,173,588
Cumulative net income in excess of dividends		35,173		29,873
Accumulated other comprehensive income		(3,079)		5,731
Total National Health Investors Stockholders' Equity		1,287,284		1,209,590
Total Liabilities and Equity	$	2,515,979	$	2,403,633

STATEMENTS OF INCOME

(in thousands, except share and per share amounts)

Quarter Ended March 31,		2017		2016
Revenues				
Rental income	$	63,137	$	55,074
Interest income from mortgage and other notes		3,089		3,160
Investment income and other		162		784
		66,388		59,018
Expenses				
Depreciation		16,154		13,733
Interest, including amortization of debt discount and issuance costs		11,661		10,262
Legal		56		126
Franchise, excise and other taxes		267		283
General and administrative		4,108		2,929
		32,246		27,333
Income before equity-method investee, TRS tax benefit, investment and other gains and non-controlling interest		34,142		31,685
Loss from equity-method investee		—		(402)
Expense benefit of taxable REIT subsidiary		—		161
Investment and other gains		10,088		1,665
Net income		44,230		33,109
Less: net income attributable to non-controlling interest		—		(384)
Net income attributable to common stockholders	$	44,230	$	32,725
Weighted average common shares outstanding:				
Basic		39,953,804		38,401,647
Diluted		40,108,762		38,414,791
Earnings per common share:				
Net income attributable to common stockholders - basic	$	1.11	$	0.85
Net income attributable to common stockholders - diluted	$	1.10	$	0.85

FFO, AFFO & FAD

(in thousands, except share and per share amounts)

Quarter Ended March 31,		2017		2016
Net income attributable to common stockholders	$	44,230	$	32,725
Elimination of certain non-cash items in net income:				
Depreciation		16,154		13,733
Depreciation related to non-controlling interest		—		(307)
Net Gain on sales of real estate		(50)		(1,654)
Funds from operations		60,334		44,497
Gain on sale of marketable securities		(10,038)		—
Normalized FFO		50,296		44,497
Straight-line lease revenue, net		(5,755)		(5,286)
Straight-line lease revenue, net, related to non-controlling interest		—		(10)
Amortization of original issue discount		293		282
Amortization of debt issuance costs		612		586
Amortization of debt issuance costs related to non-controlling interest		—		(9)
Normalized AFFO		45,446		40,060
Non-cash share-based compensation		1,523		979
Normalized FAD	$	46,969	$	41,039

BASIC				
Weighted average common shares outstanding		39,953,804		38,401,647
FFO per common share	$	1.51	$	1.16
Normalized FFO per common share	$	1.26	$	1.16
Normalized AFFO per common share	$	1.14	$	1.04
DILUTED				
Weighted average common shares outstanding		40,108,762		38,414,791
FFO per common share	$	1.50	$	1.16
Normalized FFO per common share	$	1.25	$	1.16
Normalized AFFO per common share	$	1.13	$	1.04
PAYOUT RATIOS				
Regular dividends per common share	$	.95	$	.90
Normalized FFO payout ratio per diluted common share		76.0%		72.6%
Normalized AFFO payout ratio per diluted common share		84.1%		82.5%

PORTFOLIO SUMMARY

($ in thousands)

	Properties	Units/Sq. Ft*	YTD GAAP Revenue	YTD Straight Line	YTD Cash Revenue	Full Year Impact	Annualized Cash Revenue
Leases							
Senior Housing - Need Driven							
Assisted Living	84	4,100	$ 15,409	$ 1,394	$ 14,015	$ 44,681	$ 58,696
Senior Living Campus	10	1,323	4,041	393	3,648	10,947	14,595
Total Senior Housing - Need Driven	94	5,423	19,450	1,787	17,663	55,628	73,291
Senior Housing - Discretionary							
Independent Living	29	3,212	11,517	1,885	9,632	28,897	38,529
Entrance-Fee Communities	10	2,363	12,562	1,989	10,573	31,717	42,290
Total Senior Housing - Discretionary	39	5,575	24,079	3,874	20,205	60,614	80,819
Total Senior Housing	133	10,998	43,529	5,661	37,868	116,242	154,110
Medical Facilities							
Skilled Nursing	68	8,813	17,435	45	17,390	52,167	69,557
Hospitals	3	181	1,923	60	1,863	5,588	7,451
Medical Office Buildings	2	88,517 *	250	(11)	261	785	1,046
Total Medical Facilities	73		19,608	94	19,514	58,540	78,054
Total Continuing Leases	206		63,137	5,755	57,382	174,782	232,164
Current Year Disposals			—	—	—	—	—
Total Lease Revenue			63,137	5,755	57,382	174,782	232,164
Mortgages and Other Notes Receivable							
Senior Housing - Need Driven	4	282	391		391	1,200	1,591
Senior Housing - Discretionary	1	400	1,424		1,424	4,272	5,696
Medical Facilities	4	270	182		182	545	727
Other Notes Receivable	—	—	1,092		1,092	3,276	4,368
Total Continuing Mortgage and Other notes	9	952	3,089		3,089	9,293	12,382
Current Year Disposals			—		—	—	—
Total Mortgage and Other Notes			3,089		3,089	9,293	12,382
Investment and Other Income			162		162	123	285
Total Revenue			$ 66,388	$ 5,755	$ 60,633	$ 184,198	$ 244,831

PORTFOLIO INFORMATION

Tenant Purchase Options

Asset Type	Number of Facilities	Lease Expiration	1st Option Open Year	Current Cash Rent	% of Total[1]
MOB	1	February 2018	Open	$ 711,000	0.3%
HOSP	1	September 2027	2018	2,282,000	1.0%
SHO	8	December 2024	2020	4,144,000	1.8%
HOSP	1	March 2025	2020	1,791,000	0.8%
SHO	3	June 2025	2020	4,876,000	2.2%
SHO	2	May 2031	2021	4,175,000	1.8%
HOSP	1	June 2022	2022	3,378,000	1.5%
Various	8	-	Thereafter	4,206,000	1.8%
					11.2%

[1]Based on annualized cash revenue of $244,831,000 for contracts in place at March 31, 2017

Lease Maturities (annualized cash rent; $ in thousands)   ■ SHO   ■ SNF   ■ OTHER



| # of properties: | 9 | 16 | 10 | 6 | 2 | 17 | 2 | 8 | 9 | - | 118 |

RECONCILIATIONS

		Three Months Ended		
Adjusted EBITDA Reconciliation		March 31, 2017		March 31, 2016
Net Income	$	44,230	$	33,109
Interest expense at contractual rates		10,822		9,515
Franchise, excise, and other taxes		267		283
Income tax benefit (expense) of taxable REIT subsidiary		—		(161)
Depreciation in continuing and discontinued operations		16,154		13,733
Amortization of debt issuance costs and bond discount		906		868
Net gain on sales of real estate		(50)		(1,654)
Gain on sale of marketable securities		(10,038)		—
Adjusted EBITDA	$	62,291	$	55,693

Net Debt to Adjusted EBITDA		
Consolidated Total Debt		1,145,691
Less cash and cash equivalents		(5,685)
Consolidated Net Debt	$	1,140,006
Adjusted EBITDA	$	62,291
Annualizing Adjustment		186,873
Annualized impact of recent investments		6,596
	$	255,760
Consolidated Net Debt to Adjusted EBITDA		4.5x

DEFINITIONS

Annualized Revenues
The term Annualized Revenue refers to the amount of revenue that our portfolio would generate if all leases and mortgages were in effect for the twelve-month calendar year, regardless of the commencement date, maturity date, or renewals. Therefore, annualized revenue is used for financial analysis purposes, and is not indicative of actual or expected results.

Adjusted EBITDA & EBITDARM
We consider Adjusted EBITDA to be an important supplemental measure because it provides information which we use to evaluate our performance and serves as an indication of our ability to service debt. We define Adjusted EBITDA as consolidated earnings before interest, taxes, depreciation and amortization, including amounts in discontinued operations, excluding real estate asset impairments and gains on dispositions and certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing Adjusted EBITDA for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs. Since others may not use our definition of Adjusted EBITDA, caution should be exercised when comparing our Adjusted EBITDA to that of other companies.

EBITDARM is earnings before interest, taxes, depreciation, amortization, rent and management fees.

CAGR
The acronym CAGR refers to the Compound Annual Growth Rate. The compound annual growth rate represents the year-over-year growth rate over a specified time period.

Normalized FFO, AFFO & FAD
These operating performance measures may not be comparable to similarly titled measures used by other REITs. Consequently, our FFO, normalized FFO, normalized AFFO & normalized FAD may not provide a meaningful measure of our performance as compared to that of other REITs. Since other REITs may not use our definition of these operating performance measures, caution should be exercised when comparing our Company's FFO, normalized FFO, normalized AFFO & normalized FAD to that of other REITs. These financial performance measures do not represent cash generated from operating activities in accordance with generally accepted accounting principles ("GAAP") (these measures do not include changes in operating assets and liabilities) and therefore should not be considered an alternative to net earnings as an indication of operating performance, or to net cash flow from operating activities as determined by GAAP as a measure of liquidity, and are not necessarily indicative of cash available to fund cash needs.

FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT") and applied by us, is net income (computed in accordance with GAAP), excluding gains (or losses) from sales of real estate property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures, if any. The Company's computation of FFO may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or have a different interpretation of the current NAREIT definition from that of the Company; therefore, caution should be exercised when comparing our Company's FFO to that of other REITs. Diluted FFO assumes the exercise of stock options and other potentially dilutive securities. Normalized FFO excludes from FFO certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing FFO for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs.

We believe that FFO and normalized FFO are important supplemental measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative, and should be supplemented with a measure such as FFO. The term FFO was designed by the REIT industry to address this issue.

We believe that normalized AFFO is an important supplemental measure of operating performance for a REIT. GAAP requires a lessor to recognize contractual lease payments into income on a straight-line basis over the expected term of the lease.

This straight-line adjustment has the effect of reporting lease income that is significantly more or less than the contractual cash flows received pursuant to the terms of the lease agreement. GAAP also requires the original issue discount of our convertible senior notes and debt issuance costs to be amortized as a non-cash adjustment to earnings. Normalized AFFO is useful to our investors as it reflects the growth inherent in our contractual lease payments without the distortion caused by non-cash amortization.

We believe that normalized FAD is an important supplemental measure of operating performance for a REIT, also providing a useful indicator of the ability to distribute dividends to shareholders. Additionally, normalized FAD improves the understanding of our operating results among investors and makes comparisons with: (i) expected results, (ii) results of previous periods and (iii) results among REITs, more meaningful. Because FAD may function as a liquidity measure, we do not present FAD on a per-share basis.

Facility Types
SHO - Senior housing   HOSP - Hospital
EFC - Entrance Fee Community   MOB - Medical office building
SNF -Skilled nursing facility

Fixed Charges
The term Fixed Charges refers to interest expense and debt principal.

Peer Average
The peer average calculations provided by Wells Fargo Securities include the following diversified healthcare REITs:

Ventas, Inc.   LTC Properties, Inc.   Sabra Health Care REIT, Inc.
HCP, Inc.   Welltower, Inc.

Stabilized Lease
A newly acquired triple-net lease property is generally considered stabilized upon lease -up (typically when senior-care residents occupy at least 85% of the total number of certified units over at least a 12 month period) Newly completed developments, including redevelopments, are considered stabilized upon lease-up, as described above.

Total Return
The term Total Return refers to the total return an investor would have realized on an annual basis over a certain period assuming that all dividends are reinvested on the dividend payment date.

RIDEA
Our joint venture was designed to be compliant with the provisions of the REIT Diversification and Empowerment Act of 2007, or RIDEA.

WACY
The acronym WACY refers to Weighted Average Cash Yield, which is the anticipated rate of return upon initial investment excluding the impact of any discounts received or premiums paid.



Q1 2017 SUPPLEMENTAL